Home61, Inc.
Consolidated
Statement of Cash Flows
January - December 2017

		Total
OPERATING ACTIVITIES		
Net Income		-1,329,231.39
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Due from Clients		900.00
Credit Cards		-7,915.52
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**7,015.52**
Net cash provided by operating activities	**-$**	**1,336,246.91**
INVESTING ACTIVITIES		
Accumulated Depreciation		1,688.00
Fixed Assets		-3,694.22
Net cash provided by investing activities	**-$**	**2,006.22**
FINANCING ACTIVITIES		
Capital Stock		2,840,362.87
Net cash provided by financing activities	**$**	**2,840,362.87**
Net cash increase for period	**$**	**1,502,109.74**
Cash at beginning of period		836,528.51
Cash at end of period	**$**	**2,338,638.25**

Text

Certified by:

  Olivier Grinda - CEO_____
 Name and Title of Officer

Home61, Inc.
Consolidated
Statement of Cash Flows
January - December 2018

		Total
OPERATING ACTIVITIES		
Net Income		-1,923,273.89
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Due from Clients		-2,620.00
Accounts Payable		12,957.92
Credit Cards		-2,356.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	7,981.67
Net cash provided by operating activities	-$	1,915,292.22
INVESTING ACTIVITIES		
Accumulated Depreciation		975.00
Net cash provided by investing activities	$	975.00
FINANCING ACTIVITIES		
Capital Stock		526,394.52
Net cash provided by financing activities	$	526,394.52
Net cash increase for period	-$	1,387,922.70
Cash at beginning of period		2,338,638.25
Cash at end of period	$	950,715.55

Certified by:

  Olivier Grinda - CEO
 Name and Title of Officer